82-3116

GREAT QUEST
METALS LTD.

03032290

03 SEP 26 AM 7:21

SUPPL

September 11, 2003

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on September 11, 2003. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

Karen Nestoruk
Administration

PROCESSED
OCT 07 2003
THOMSON
FINANCIAL

/kn
enclosure

dlw 9/26

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

GREAT QUEST METALS LTD.

September 11, 2003
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

Great Quest Confirms the Extension of the Bourdala Sud Ouest Zone to the Southwest

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (the "Company") (TSX Venture Exchange GQ), is very pleased to announce results of pitting and sampling on the Bourdala Sud-Ouest zone, Bourdala concessions, western Mali, West Africa, which confirm the extension of this zone 400 metres to the southwest of the collar of diamond drill hole #06, where it remains open. It also appears to extend to the northeast, but only 3 pits were dug here, and more definitive pitting is required to fully confirm this.

The program was designed to better define the zone in DDH-06, which intersected 10 metres of 3.92 g/t gold and 5 m of 8.63 g/t gold. The 10 m zone of mineralization occurs with arsenopyrite mainly in metasediments in and below a 38 m intersection of massive quartz flooding. The quartz here is not in discrete veins but irregular in form. The 5 m zone of mineralization, 10 m below the first, was also associated with arsenopyrite and irregular but not massive quartz. It is thought very significant that the occurrence of irregular quartz, arsenopyrite and gold pick up in the last 6.20 metres of the hole with 253 ppb gold. A previous soil sampling and mapping program indicates extension of the main zone along a 20° - 200° line.

The program was set up to follow the zone of massive quartz flooding through pitting. Because of the fact that the massive quartz in the drill hole carried lower levels of gold, the Company's target was quartz with associated low to moderate, anomalous gold. A total 37 pits were dug over a length of 400 m southwest of DDH-06. Quartz was found in all but one of these pits. The depth of pits ranged from only 0.7 to 4.0 metres. The quartz consists of irregular quartz, quartz with tourmaline and discrete quartz veins. At 320 metres southwest of DDH-06, the zone appears to be trending more southerly. At 400 m, Pit PE-9 exposed quartz with arsenopyrite. Pit PE-10 was dug 140 m south of PE-9 in an area of large quartz fragments. All but 6 of the 37 pits showed anomalous gold. Higher values of 0.26, 5.60, 0.13, 1.47 and 0.47 g/t gold came from pits 56, 68, 91 129 and 168 southwest of DDH-06 respectively. Samples from two deeper pits near DDH-06, in saprolite from metasediments, assayed 3.12 and 1.12 g/t gold. Samples from the rest of the pits ranged from 20 to 90 ppb.

Only 3 pits were dug to the northeast, at a distance of 140 metres, from DDH-06. Although results were low and there were only a few quartz veins, a soil sample, taken 8 m south of one of the pits, assayed 414 ppb. More work is needed here to confirm the extension of the zone to the northeast.

The total field program announced on July 28, for the Bourdala concessions was not completed because of the rainy season. This included the attempt to extend the high grade Niaragui zone through pitting as well as soil sampling and geological mapping over the entire concession. This program should start in September.

ON BEHALF OF THE BOARD OF DIRECTORS

"Signed"
Willis W. Osborne
President